December 17, 2018

James E. Hohmann
Chief Executive Officer
Vericity, Inc.
8700 W. Bryn Mawr Avenue
Suite 900S
Chicago, Illinois 60631

       Re: Vericity, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 4, 2018
           CIK No. 0001575434

Dear Mr. Hohmann:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A Submitted December 4, 2018

Cover Page

1. Please revise the first paragraph of the cover page to disclose: (1) that the offering proceeds may not be invested in the company but may be used to pay a the special dividend, including that maximum amount of the proceeds that could be used for this purpose; (2) that all investors may be eligible for a special dividend; and (3) the maximum potential per share special dividend assuming your risk based capital continues to comply with the minimum capital surplus requirements.
 James E. Hohmann
FirstName LastNameJames E. Hohmann
Vericity, Inc.
Comapany17, 2018
December NameVericity, Inc.
December 17, 2018 Page 2
Page 2
FirstName LastName
Use of Proceeds, page 33

2. We note your response to prior comment 2 and note that the standby purchase agreement provides that within six months of the closing of this offering, you must complete a capital needs assessment to project the amount of capital needed to support adequate capital levels and may make a special dividend to stockholders to the extent that your risk based capital exceeds the minimum capital and surplus requirements. Additionally, we note that as of December 31, 2017, your risk based capital exceeded the minimum and capital surplus requirements by $2 million. Please revise your disclosure to quantify the maximum amount of the special dividend assuming you continue to comply with the minimum capital and surplus requirements and quantify the minimum capital and surplus deficit that would result an inability to pay a special dividend. Quantify the special dividend per share assuming you continue to have a $2 million surplus when the capital needs assessment is completed based on the minimum number of shares and the maximum number of shares are sold.
Apex Holdco Equity Incentive Plan, page 126

3. We note your response to prior comment 4 and we disagree with your belief that the EI
         Plan is not required to be filed. Specifically, we note that the general partner of the standby purchaser may grant awards to employees, directors and service providers, entitling holders to participate in the appreciation in value of the standby purchaser.
         Given your statement that the plan is intended to align the interests of the participants with those of your stockholders and to promote employee retention and ownership, it is clear that the EI Plan is a compensation plan pursuant to Item 402(a)(6)(ii)-(iii). As a compensation plan, the EI Plan is required to be filed pursuant to
Item 601(b)(10)(iii)(A)
         of Regulation S-K. Please note that Item 601(b)(10)(iii)(A) does not distinguish between agreements between compensation plans in which the registrant is a party and compensation plans in which another party is providing compensation to the registrant's employees.
4. We note your indication that the EI agreement does not present conflicts of interest.
         Please describe the affiliations and agreements between Apex Holdco L.P., Apex Holdco
         GP LLC and J.C. Flowers & Co. LLC, including the identification of individuals who serve in management roles in more than one of these entities. Please also explain your statement that the EI Plan is intended to promote the long-term growth and profitability of the standby purchaser.
Condensed Consolidated Balance Sheet of Members Mutual Holding Company, page
F-2

5. Please address the following regarding your various disclosures that you plan to conduct a capital needs assessment within six months following the closing of this offering. You disclose that if you determine that the amount of capital at Vericity is in excess of the capital requirements, you may recommend for the board of directors to declare a special
 James E. Hohmann
Vericity, Inc.
December 17, 2018
Page 3
      cash dividend.
        To the extent a planned distribution to owners, regardless of whether it has been declared or whether it will be paid from proceeds, is not reflected in the latest balance sheet but would be significant relative to reported equity, a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds)
         should be presented alongside the historical balance sheet in the filing. Otherwise, tell us how you determined that such disclosure is not appropriate at this time. As part of your support, clearly identify the stage of your capital planning and the likelihood that you will issue a special dividend. Identify any parameters or targets for the special dividend in your current planning.
        Similarly revise to add separate columns for your pro forma balance sheet on page 39.
        If a distribution to owners, regardless of whether it is declared or whether it is reflected already in the balance sheet, is to be paid out of proceeds of the offering rather than from the current year's earnings, pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year's earnings) in addition to historical EPS. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Please revise your interim and annual historical statements of operations on pages F-3 and F-29, or tell us how you determined such disclosure is not appropriate.
        Similarly revise to add separate columns for your pro forma income statements on page 40.
General

6. Please include the information required by Item 403 of Regulation S-K. Please see Item
      11 of Form S-1.
       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameJames E. Hohmann
                                                            Division of
Corporation Finance
Comapany NameVericity, Inc.
                                                            Office of
Healthcare & Insurance
December 17, 2018 Page 3
cc:       J. Brett Pritchard, Esq.
FirstName LastName